Exhibit 2.1
AMENDMENT NO. 4 TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 4 to the Agreement and Plan of Merger (this “Amendment No. 4”) is made and entered into as of this 27th day of May, 2008 (the “Effective Date”), by and among CKX, Inc., a Delaware corporation (the “Company”), 19X, Inc., a Delaware corporation (“Parent”), and 19X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
     A. The Company, Parent and Merger Sub entered into that certain Agreement and Plan of Merger, dated as of June 1, 2007, as amended on August 1, 2007, September 27, 2007 and January 23, 2008 (as amended, the “Merger Agreement”);
     B. The parties hereto wish to make certain further amendments to the Merger Agreement on the terms and conditions set forth below;
     C. The Special Committee unanimously has recommended that the Board of Directors of the Company approve and adopt this Amendment No. 4; and
     D. The Board of Directors of the Company (except for directors affiliated with Parent or Merger Sub who abstained) has approved and adopted this Amendment No. 4.
The recitals set forth in this Amendment No. 4 shall be incorporated into and shall form part of the Merger Agreement, as amended.
     NOW THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Definitions. All capitalized terms used herein, and not expressly defined herein, shall have the respective meanings given to such terms in the Merger Agreement.
     2. Amendment to Certain Section 1.1 Definitions. Section 1.1 of the Merger Agreement is hereby amended by deleting the definitions of “Amendment Date”, “Exclusivity Period Start Date”, “Marketing Period”, “Material Adverse Effect on the Company”, “Outside Date” and “Requisite Stockholder Vote” in their entirety and replacing them with the following:
          ““Amendment Date” means the Effective Date of Amendment No. 4 to this Agreement.

          “Exclusivity Period Start Date” means the earlier of (i) July 26, 2008, or (ii) the date that is 15 days prior to the scheduled date of the Company Stockholder Meeting as set forth in the definitive Company Proxy Statement for such meeting that is mailed to stockholders of the Company, provided that if the date 15 days prior to the scheduled Company Stockholder Meeting is earlier than July 11, 2008, then the Exclusivity Period Start Date shall be July 11, 2008, and provided further that the Company Stockholder Meeting shall not take place prior to July 11, 2008.
          “Marketing Period” shall mean the first period of 30 consecutive days after the date hereof (but excluding the period from August 22, 2008 through and including September 4, 2008) throughout which (a) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.4(b), and (b) the conditions set forth in Section 7.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 or Section 7.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 30 consecutive day period, provided, that (A) Parent shall use commercially reasonable efforts to cause the Marketing Period to end as promptly as reasonably practicable after the Requisite Stockholder Vote; (B) if the financial statements included in the Required Financial Information that is available to Parent on the first day of such 30-day period would not be sufficiently current on any day during such 30-day Period to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of such 30-day period, or (ii) the Company’s independent accounting firm to issue a customary comfort letter to Parent (in accordance with its normal practices and procedures) on the last day of the 30-day period, then a new 30-day period shall commence upon Parent receiving updated Required Financial Information that would be sufficiently current to permit the actions described in clauses (i) and (ii) above on the last day of such 30-day period; and (C) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, any applicable auditor shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Reports or has indicated to the Company in writing that any such opinion may not be relied upon.
          “Material Adverse Effect on the Company” means any fact, change, circumstance, development, event, effect or occurrence that has had or would reasonably be expected to have a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the following shall not be deemed to be a Material Adverse Effect on the Company: (a) any fact, change, circumstance, development, event, effect or occurrence (i) generally relating to the U.S. or global economy or securities, credit or financial markets, which does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole (relative to most industry participants), (ii) caused by or resulting from the announcement of this Agreement or the transactions contemplated hereby, including (x) the loss of any key employee and (y) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, (iii) caused by or resulting from the identity of the Parent, Merger Sub or any of their respective Affiliates as the acquiror of the Company, (iv) caused by or resulting from any action required or contemplated in this Agreement, (v) relating to the industries in which the Company and its Subsidiaries operate, which does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole (relative to most industry participants), (vi) relating to changes in any Laws or applicable accounting regulations or principles after the date hereof, or (vii) caused by or resulting from any action of, or omission by, any one or more members of the Executive Management Team or by any other Person at the direction of any such member or members, or (b) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect on the Company).
          “Outside Date” means October 31, 2008.
          “Requisite Stockholder Vote” means the affirmative vote to adopt this Agreement and approve the Merger by the holders of not less than 73% of the issued and outstanding shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class (with (x) each share of Series B Preferred Stock being entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such shares could be converted and (y) each share of Series C Preferred Stock being entitled to one vote).”
     3. Amendment to Section 2.2(c) of the Merger Agreement. Section 2.2(c) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled pursuant to Section 2.2(a) and Dissenting Shares (as hereinafter defined)), automatically shall be canceled and converted into the right to receive $12.00 in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of the stock certificate formerly representing such share of Common Stock in the manner provided in Section 2.3. Such shares of Common Stock (other than those canceled pursuant to Section 2.2(a), together with such shares canceled pursuant to Section 2.3(g) below), sometimes are referred to herein as the “Merger Shares”.”
     4. Amendment to Section 4.2(a) of the Merger Agreement. Section 4.2(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (including the Special Committee) and, other than obtaining the Requisite Stockholder Vote and the filing of the Certificate of Merger along with any document in connection therewith in accordance with the DGCL, no other corporate proceeding on the part of the Company is necessary for the consummation by the Company of the Merger or the other transactions contemplated hereby.”

     5. Amendment to Section 4.2(d) of the Merger Agreement. Section 4.2(d) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(d) Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (the “Financial Advisor”) has delivered to the Special Committee and the Board of the Directors of the Company its opinion dated May 27, 2008, to the effect that, as of the date such opinion was delivered, the consideration to be received in the Merger is fair, from a financial point of view, to the holders of shares of Common Stock other than the Voting Group (the “Fairness Opinion”). As of the Amendment Date, the Company has been authorized by the Financial Advisor to permit the inclusion in full of the Fairness Opinion in the Company Proxy Statement. As of the Amendment Date, the Fairness Opinion has not been withdrawn, revoked or modified.”
     6. Amendment to Section 6.4 of the Merger Agreement. Section 6.4 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
          “SECTION 6.4 FINANCING
     (a) Parent and Merger Sub shall use all commercially reasonable efforts to obtain debt and equity financing sufficient to pay the full Merger Consideration (and all other cash amounts payable pursuant hereto), and all of the related fees and expenses payable by Parent or Merger Sub (or, after the Closing, the Surviving Corporation) in connection with the Merger (the funds necessary to pay the foregoing amounts, the “Financing”).
     (b) Prior to the Effective Time, the Company and its Subsidiaries shall use their commercially reasonable efforts, to provide and to cause their respective officers, employees, representatives and advisors, including legal and accounting advisors to provide, to Parent all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Financing (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries) including using commercially reasonable efforts with respect to (i) participation in a reasonable number of meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, business projections, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with debt commitments contemplated in connection with the Financing (the “Debt Financing”); provided, however, that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or any of its Subsidiaries prior to the Effective Time (it being understood and agreed that this proviso shall not impair Parent’s or Merger Sub’s ability to issue any private placement memorandum or prospectus which contains information with respect to the Company and its Subsidiaries, prior to the Effective Time); and provided, further that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving

Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) executing and delivering immediately prior to the Effective Time any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief executive officer of any of the Company or its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise facilitating the pledging of collateral, (iv) furnishing Parent and its Debt Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 45 days before the Closing Date and the same period during the fiscal year ended 2007, (C) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and its Subsidiaries as of and for, (1) the fiscal year ended December 31, 2007, (2) the subsequent quarterly periods, and (3) the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date and after giving effect to the transactions contemplated by this Agreement and the Financing as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements) and (D) any other financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing (the “Required Financial Information”), (v) obtaining any necessary accountants’ consents and comfort letters, legal opinions, surveys and title insurance as reasonably requested by Parent; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) obtaining any necessary rating agencies’ confirmation or approvals for the Debt Financing (including any high-yield financing), and (viii) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available as of the Effective Time; provided, however, that no obligation of the Company or any of its Subsidiaries under any such agreement, certificate, document or instrument shall be effective until the Effective Time and neither the Company nor any of its Subsidiaries will be required to pay any commitment or other fee or incur any extraordinary cost, expense or other liability that is not simultaneously reimbursed by Parent or Merger Sub in connection with the Debt Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse, or cause its Affiliates to reimburse, the Company for all reasonable and documented extraordinary out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.”
     7. Amendment to Section 6.5(a) of the Merger Agreement. Section 6.5(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
          “SECTION 6.5 SOLICITATION
     (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the Amendment Date and continuing until 11:59 p.m. (EST) on the Exclusivity Period Start Date, the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to, directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Company Acquisition Proposals (as hereinafter defined), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as hereinafter defined); provided that the Company shall promptly provide to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided or made available to Parent and Merger Sub; (ii) enter into and maintain or continue discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, and (iii) accept a Company Acquisition Proposal that the Board of Directors of the Company (acting through the Special Committee) believes in good faith is bona fide and is reasonably expected to result in a Company Acquisition Agreement that constitutes a Superior Proposal, or approve or recommend, or (provided that the Company has exercised its termination right under Section 8.1(f)) execute or enter into, a Company Acquisition Agreement that constitutes a Superior Proposal; it being understood and agreed that the Company (acting through the Special Committee) shall have the right (but not the obligation) to inform Parent of its intention to enter into a Company Acquisition Agreement, including the material terms and conditions thereof.”
     8. Amendment to Section 7.2(f) of the Merger Agreement. The Merger Agreement is hereby amended by deleting Section 7.2(f) in its entirety.
     9. Amendment to Section 7.2(g) of the Merger Agreement. The Merger Agreement is hereby amended by deleting Section 7.2(g) in its entirety.

     10. Amendment to Section 8.1(d)(i) of the Merger Agreement. Section 8.1(d)(i) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(i) a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided, however, that (A) no member of the Senior Management Team had any knowledge as of the date of this Agreement of such breach and such breach was not caused by or resulting from any action of, or omission by, any one or more members of the Executive Management Team or by any other Person at the direction of any such member or members, and (B) neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not to be satisfied;”
     11. Amendment to Section 8.2(a) of the Merger Agreement. Section 8.2(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(a) Notwithstanding any other provision of this Agreement, if this Agreement is terminated pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), then Parent shall pay to the Company promptly following such termination a termination fee of $10,000,000 (the “$10M Termination Fee”).”
     12. Amendment to Section 8.2(b) of the Merger Agreement. Section 8.2(b) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(b) If this Agreement is terminated by the Company pursuant to Section 8.1(b)(i), or pursuant to Section 8.1(c), then Parent shall pay to the Company, promptly following such termination, a termination fee of $37,500,000 (the “$37.5M Termination Fee”, and together with the $10M Termination Fee, the “Termination Fees”).”
     13. Amendment to Section 8.2(c) of the Merger Agreement. Section 8.2(c) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(c) Up to $37,000,000 of the $37.5M Termination Fee and all or part of the $10M Termination Fee may be paid at Parent’s option in shares of Common Stock valued for the purposes of this Section 8.2 at an assumed valuation of $11.08 per share, and the remaining $500,000 of the $37.5M Termination Fee shall be paid in cash. In the event that Purchaser elects to pay a portion of the $37.5M Termination Fee or any of the $10M Termination Fee in Common Stock, as permitted by this Section 8.2(c), certificates representing such shares of Common Stock shall be delivered to the Company accompanied by stock powers duly endorsed in blank.”

     14. Amendment to Section 8.2(d) of the Merger Agreement. Section 8.2(d) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “(d) The parties hereto agree that the Termination Fees are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company for its efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties further agree that in the event any payment of any of the Termination Fees is made by Parent to the Company pursuant to this Section 8.2 the Termination Fee paid shall be the exclusive remedy available to the Company and, upon payment of such amount by Parent, neither Parent nor Merger Sub shall have any further liability to the Company hereunder and the Company shall not be entitled to seek specific performance or otherwise avail itself of any equitable remedy or right set forth in Section 9.9, except with respect to its rights under this Section 8.2 and Section 9.13.”
     15. Amendment to Section 8.3 of the Merger Agreement. Section 8.3 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “Section 8.3 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except Sections 8.2 and 8.3, and Article IX will survive the termination hereof .”
     16. Amendment to Section 9.9 of the Merger Agreement. Section 9.9 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “SECTION 9.9 SPECIFIC PERFORMANCE. Except as set forth in the last sentence of Section 8.2(d), the parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity, provided that, notwithstanding anything in this Agreement to the contrary, the Company shall not be entitled to seek specific performance of Parent or Merger Sub’s obligation to effect the Closing as provided in Article II or to obtain, effect or accept the Financing.”

     17. Amendment to Section 9.13 of the Merger Agreement. Section 9.13 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:
     “SECTION 9.13 LIMITED PAYMENT GUARANTEE. Robert F.X. Sillerman irrevocably guarantees to the Company, the full and timely payment of any of the Termination Fees payable by Parent pursuant to the terms of Section 8.2. This is a guarantee of payment, and not of collection, and Robert F.X. Sillerman acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Parent’s obligations or liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee. Parent hereby waives, for the benefit of the Company, (i) any right to require the Company as a condition of payment by Robert F.X. Sillerman to proceed against Parent or pursue any other remedies whatsoever, and (ii) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties. For the avoidance of doubt, Robert F.X. Sillerman may assert, as a defense to any payment by him, any defense to such payment that Parent or Merger Sub could assert against the Company under the terms of this Agreement. Robert F.X. Sillerman understands that the Company is relying on this guarantee in entering into this Agreement.”
     18. Effect of Amendment. Except as expressly set forth herein and in the previous amendments to the Merger Agreement, the Merger Agreement shall be and remain in full force and effect as originally written, and shall constitute the legal, valid, binding and enforceable obligations of the parties thereto.
     19. Couterparts; Effectiveness; Third Party Beneficiaries. This Amendment No. 4 may be executed by facsimile signatures and in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon one and the same instrument. No provision of this Amendment No. 4 is intended to or shall confer upon any Persons, other than the parties hereto, any rights or remedies hereunder or with respect hereto.
     20.  Successors and Assigns. The provisions of this Amendment No. 4 shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Amendment No. 4 without the prior written consent of the other parties hereto. Any purported assignment in violation of these provisions shall be null and void.
     21. Further Assurances. The parties agree to take such futher action as reasonably necessary to evidence and implement the amendments set forth herein.
     22. Governing Law. This Amendment No. 4 shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts or choice of Law principles thereof.

[Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 4 to be duly executed by their respective authorized officers (or other authorized signatory) as of the Effective Date.

CKX, INC.
By:	/s/ Thomas J. Benson
	Name:	Thomas J. Benson
	Title:	Chief Financial Officer

19X, INC.
By:	/s/ Robert F. X. Sillerman
	Name:	Robert F. X. Sillerman
	Title:	President

19X ACQUISITION CORP.
By:	/s/ Robert F. X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President

[Signature Page to Amendment No. 4 to Merger Agreement]